[redacted]

08029076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

| SEC FILE NUMBER |
|---|
| 8- 14100 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Equity Planning Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

| Hartford | Connecticut | 06115-0480 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hanley (860)403-5859
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 100 Pearl Street | Hartford | Connecticut | 06103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, David Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

[signature]
Signature

Vice President, Finance
Title

[signature]
Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

## Consolidated Financial Statements with Additional Information December 31, 2007 and 2006

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Phoenix Equity Planning Corporation:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation and its subsidiary (collectively, the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II (Computation of Net Capital Under Rule 15c3-1 at December 31, 2007) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

February 27, 2008

## Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Consolidated Statements of Financial Condition**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Assets** | | |
| Cash and cash equivalents | $ 13,426 | $ 10,219 |
| Investments in affiliated investment funds | 11,889 | 11,889 |
| Management fees receivable | 7,165 | 9,187 |
| Concessions receivable | 367 | 396 |
| Receivables from related parties | 6,223 | 9,347 |
| Deferred commissions | 2,581 | 1,835 |
| Prepaid expenses and other assets | 537 | 846 |
| Furniture and equipment, net | 206 | 401 |
| Definite-lived intangible asset, net | 226 | 285 |
| Deferred tax asset, net | 3,203 | 1,668 |
| Total assets | $ 45,823 | $ 46,073 |
| **Liabilities and Stockholder's Equity** | | |
| Accrued compensation | $ 3,122 | $ 6,262 |
| Accounts payable and accrued expenses | 4,216 | 5,641 |
| Payables to broker-dealers | 6,852 | 8,315 |
| Payables to related parties | 8,493 | 4,820 |
| Total liabilities | 22,683 | 25,038 |
| **Stockholder's Equity** | | |
| Common stock, $100 par value, 5,000 shares authorized, issued and outstanding | 500 | 500 |
| Additional paid-in capital | 14,811 | 14,811 |
| Retained earnings | 7,829 | 5,724 |
| Total stockholder's equity | 23,140 | 21,035 |
| Total liabilities and stockholder's equity | $ 45,823 | $ 46,073 |

***The accompanying notes are an integral part of these financial statements.***

## Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Consolidated Statements of Income**

| | Year Ended December 31, 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Operating Revenues** | | |
| Management fees | $ 49,911 | $ 50,937 |
| Marketing fees | 29,436 | 15,575 |
| Mutual fund administrative fees | 14,322 | 11,500 |
| Shareholder service agent fees | 7,385 | 6,882 |
| Distributor fees | 37,287 | 30,475 |
| Zweig administrative fees | 645 | 683 |
| Underwriter fees | 914 | 612 |
| Investment and other income | 991 | 2,631 |
| Total operating revenues | 140,891 | 119,295 |
| **Operating Expenses** | | |
| General and administrative expenses | 76,976 | 59,315 |
| Employment expenses | 22,694 | 27,750 |
| Commissions and finder's fees | 33,852 | 26,678 |
| Total operating expenses | 133,522 | 113,743 |
| Income before income taxes | 7,369 | 5,552 |
| Provision for income taxes | 3,264 | 2,071 |
| Net income | $ 4,105 | $ 3,481 |

***The accompanying notes are an integral part of these financial statements.***

## Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Consolidated Statements of Changes in Stockholder's Equity**
**For the Years Ended December 31, 2007 and 2006**

***(in thousands)***

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at December 31, 2005 | $ 500 | $ 18,811 | $ 4,243 | $ 23,554 |
| Net income | | | 3,481 | 3,481 |
| Capital distribution to parent | | (4,000) | | (4,000) |
| Dividends to parent | | | (2,000) | (2,000) |
| Balances at December 31, 2006 | 500 | 14,811 | 5,724 | 21,035 |
| Net income | | | 4,105 | 4,105 |
| Dividends to parent | | | (2,000) | (2,000) |
| Balances at December 31, 2007 | $ 500 | $ 14,811 | $ 7,829 | $ 23,140 |

***The accompanying notes are an integral part of these financial statements.***

## Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Consolidated Statements of Cash Flows**

| | Year Ended December 31, 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| **Cash flows from operating activities:** | | |
| Net income | $ 4,105 | $ 3,481 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | (177) | 191 |
| Amortization of deferred commissions | 1,052 | 1,070 |
| Amortization of intangible asset | 59 | 59 |
| Deferred taxes | (1,535) | (117) |
| Gain on sale of investments | (1,772) | (525) |
| Changes in operating assets and liabilities: | | |
| Management fees receivable | 2,022 | (3,208) |
| Concessions receivable | 29 | 548 |
| Receivables from related parties | 3,124 | 445 |
| Deferred commissions | (1,798) | (620) |
| Prepaid expenses and other assets | 309 | (143) |
| Accrued compensation | (3,140) | 362 |
| Accounts payable and accrued expenses | (1,425) | 4,022 |
| Payables to broker-dealers | (1,463) | 3,098 |
| Payables to related parties | 3,673 | (237) |
| Change in unrealized appreciation on investments | 2,562 | (623) |
| Net cash provided by operating activities | 5,625 | 7,803 |
| **Cash flows from investing activities:** | | |
| Purchase of investments | (11,364) | (3,237) |
| Proceeds from sale of investments | 10,574 | 3,275 |
| Purchase of furniture and equipment, net | 372 | (105) |
| Net cash used in investing activities | (418) | (67) |
| **Cash flows from financing activities:** | | |
| Dividends to parent | (2,000) | (2,000) |
| Capital distributions to parent | | (4,000) |
| Net cash used in financing activities | (2,000) | (6,000) |
| Net (decrease) increase in cash and cash equivalents | 3,207 | 1,736 |
| Cash and cash equivalents, beginning of year | 10,219 | 8,483 |
| **Cash and cash equivalents, end of year** | $ 13,426 | $ 10,219 |
| Supplemental cash flow information: | | |
| Income taxes paid | $ 5,507 | $ 3,041 |

***The accompanying notes are an integral part of these financial statements.***

## 1. Operations

Phoenix Equity Planning Corporation (PEPCO) is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission. Phoenix Investment Counsel, Inc. (PIC), a wholly-owned subsidiary of PEPCO, is a registered investment advisor furnishing management services primarily under agreements with affiliated registered investment companies (collectively, the Phoenix Funds). PIC also manages institutional accounts and structured finance products, and in 2006 provided investment management services for the non-real estate investment assets of Phoenix Life Insurance Company's (Phoenix Life) general account.

PEPCO is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

## 2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

### Principles of Consolidation and Basis of Presentation

PEPCO's consolidated financial statements, which include the accounts of PEPCO and PIC, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

### Investments in Affiliated Investment Funds

These investments are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices for equity investments and net asset values for mutual fund investments. Unrealized appreciation or depreciation on investments is included in investment and other income.

**Deferred Commissions**

Deferred commissions are commissions paid to broker-dealers on sales of Class B mutual fund shares (Class B shares). These commissions are recovered by PEPCO by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B shares within five years of purchase.

The deferred costs resulting from the sale of Class B shares subsequent to December 31, 2002 are amortized on a straight-line basis over a three or five-year period, depending on the fund, or until the underlying Class B shares are redeemed. Amortization expense was $1.1 million in 2007 and 2006. PEPCO periodically assesses the deferred commission asset for impairment and records additional amortization expense as appropriate.

**Concessions Receivable**

PEPCO acts as principal underwriter and distributor of variable annuity contracts offered by affiliates of PNX. PEPCO enters into selling agreements with other broker-dealers or entities either registered or exempt under the Securities Act of 1934 (selling brokers). Concessions receivable represent amounts due from PNX affiliates for the commission amounts due to selling brokers. PEPCO does not realize any net revenue from these transactions.

**Furniture and Equipment**

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method with estimated useful lives of up to five years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

**Intangible Assets**

Definite-lived intangible assets are amortized on a straight-line basis over the estimated remaining lives of such assets and are periodically reevaluated for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,"* by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

Impairment analyses are performed at least annually or more frequently if warranted by events or changes in circumstances affecting PEPCO's business.

**Revenue Recognition**

Management, marketing, administrative fees and shareholder service agents fees are recorded as income during the period in which such services are performed. Management and administrative fees are generally earned based upon a percentage of assets under management, except for the fees for services related to the management of Phoenix Life's general account which are earned on a cost-recovery basis. The contract that enabled PIC to manage Phoenix Life's general account was terminated in 2006. Management fees contingent upon achieving certain levels of performance are recorded when earned. Management fees earned on collateralized debt obligations (CDOs) have senior and subordinated components. The senior fees are based on the average aggregate principal balance of the portfolio and are paid semi-annually or quarterly. The subordinated component of the fees is subject to the portfolio meeting certain financial criteria. As of December 31, 2007 and 2006, three CDOs did not meet all the criteria. Accordingly, subordinated management fees related to these three CDOs have not been recognized. At such time as the criteria is met, all or a portion of the subordinated fees may be recovered. Mutual fund administrative fees are based upon the Fund Administration agreement with PEPCO, established in 2006 at the board's approval to support costs related to fund accounting services provided by our sub-accounting agent, PFPC, as well as oversight, treasury and certification services provided to the funds. Shareholder service agent fees are generally computed and earned based upon the number of shareholder accounts. Marketing fees are computed based upon written contractual agreements with certain related parties. Dealer concessions and underwriter fees earned (and related expenses) from the distribution and sale of mutual fund shares and other securities are recorded on a trade date basis.

Contingent deferred sales charge (CDSC) revenue is recognized when commissions are collected on redemptions of Class B shares made within three or five years of purchase and Class C mutual fund shares made within one year of purchase. CDSC redemption income was $.8 million and $.7 million in 2007 and 2006, respectively, and is included in distributor fees on the Consolidated Statements of Income.

**Distributor Fees**

Pursuant to the terms of its distribution plans with the Phoenix Funds, PEPCO received distributor fees of $36.5 million and $29.8 million in 2007 and 2006, respectively. Of this, $30.8 million and $24.4 million in 2007 and 2006, respectively, was paid to broker-dealers, as trailing commissions, which are included in Commissions and finder's fees on the Consolidated Statements of Income.

**Income Taxes**

PEPCO accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

PEPCO adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes("FIN 48")*, on January 1, 2007. PEPCO did not record a liability for unrecognized tax benefits as a result of the implementation of FIN 48. As of December 31, 2007, PEPCO did not have a

liability for unrecognized tax benefits recorded in its financial statements. PEPCO does not anticipate any material change in this position in the next twelve months.

PEPCO's federal income tax returns are routinely audited by the IRS. PEPCO is no longer subject to income tax examinations by federal authorities for tax years prior to 2004. Our U.S. federal income tax return for 2004 and 2005 is currently being examined and we anticipate that the examination will be completed by March 31, 2009. PEPCO's New York income tax return for 2003, 2004 and 2005 is currently being examined.

PEPCO and its wholly owned subsidiary PIC file as a part of the PNX consolidated federal income tax return and are included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PEPCO and PIC also file separate tax returns for certain other states where appropriate. PEPCO and PIC are party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis. Thus, income taxes reflected in these financial statements represent the combination of the amounts allocated to PEPCO and PIC under their respective agreements with PNX. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

**Employee Benefit Plans**

The employees of PEPCO, along with employees of certain other PXP affiliates, are covered under a qualified defined benefit pension plan and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored by PNX and administered by a third party administrator. The qualified pension and 401(k) savings plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA. PEPCO is charged monthly for costs associated with these benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for PEPCO's participation in the pension plan.

The employees of PEPCO also receive certain health care and life insurance benefits provided under multi-employer plans sponsored by PNX. PEPCO is charged monthly by Phoenix Life for costs associated with these benefits.

Certain employees of PEPCO were granted options to purchase common stock of PNX under an approved PNX stock option plan, which vest over a three-year period and terminate ten years from the date of grant. PNX options are granted with an exercise price equal to the market value of the shares at the date of grant. Options were granted to PEPCO employees in June and August 2003, September 2004, April 2005, February 2006 and March 2007 for which PEPCO recorded compensation expense of $.4 million and $.3 million respectively, related to these options in each of 2007 and 2006. A total of 263,705 of these option shares were outstanding as of December 31, 2007, of which 129,869 are vested.

## 3. Acquisition of FMI Sasco Mutual Fund

On October 22, 2004, PIC acquired a contract to manage the assets of the FMI Sasco Contrarian Value Fund (Sasco), an open-end mutual fund, for $.4 million, including transaction costs of $.2 million. Subsequent to this date, assets in the Sasco fund were merged into a newly formed mutual fund advised by PIC. The purchase price for Sasco represents the consideration paid and the direct costs incurred by PEPCO. Based on the economics of this transaction, purchase price was allocated entirely to definite-lived intangible assets. Related amortization of intangible assets of $59,243 and $59,243 has been expensed in 2007 and 2006, respectively.

Definite-lived intangible assets at December 31, were as follows:

| | 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| Investment contracts | $ 415 | $ 415 |
| Accumulated amortization | (189) | (130) |
| Definite-lived intangible assets, net | $ 226 | $ 285 |

## 4. Investments

Investments in affiliated investment funds at December 31, are as follows:

| | Market | | Cost | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | | *(in thousands)* | | |
| Kayne managed account, common stock | $ 7 | $ 8,162 | $ 7 | $ 6,713 |
| Mutual funds | 11,882 | 3,727 | 12,868 | 3,600 |
| | $ 11,889 | $ 11,889 | $ 12,875 | $ 10,313 |

## 5. Furniture and Equipment

Furniture and equipment is comprised of the following:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | *(in thousands)* | |
| Computer equipment and software | $ 782 | $ 1,064 |
| Furniture and office equipment | 650 | 740 |
| | 1,432 | 1,804 |
| Accumulated depreciation | (1,226) | (1,403) |
| Furniture and equipment, net | $ 206 | $ 401 |

Depreciation expense for each of the years ended December 31, 2007 and 2006 was $.2 million and is included in general and administrative expenses in the Consolidated Statements of Income.

## 6. Variable Interest Entities

PEPCO adopted Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as amended by FIN 46(R). FIN 46(R) requires consolidation of a variable interest entity by the primary beneficiary of that entity, as defined by FIN 46(R). PEPCO did not create or obtain an interest in any variable interest entities during 2007 and 2006 and is not considered to be the primary beneficiary to any of the collateralized debt obligations (CDOs) for which PIC serves as the investment advisor. An affiliate of PEPCO consolidates two of these CDO's.

## 7. Income Taxes

The components of the provision for income taxes are as follows:

| | For the Year Ended December 31, 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| Current | | |
| Federal | $ 3,755 | $ 1,581 |
| State | 909 | 606 |
| Total current tax expense | 4,664 | 2,187 |
| Deferred | | |
| Federal | (1,259) | (98) |
| State | (141) | (18) |
| Total deferred tax (benefit) expense | (1,400) | (116) |
| Total provision for income taxes | $ 3,264 | $ 2,071 |

The deferred tax effects of temporary differences are as follows:

| | December 31, 2007 | 2006 |
|---|---|---|
| | *(in thousands)* | |
| **Deferred tax assets:** | | |
| Unpaid vacation accrual | $ 246 | $ 386 |
| Intangible assets | 15 | 25 |
| Net operating loss carryforwards | 2,479 | 1,787 |
| Employee benefits | 543 | 269 |
| Unbilled revenue | 5 | - |
| Unrealized depreciation on investments | 389 | - |
| Valuation allowance | (443) | (388) |
| Gross deferred tax assets | 3,234 | 2,079 |
| **Deferred tax liabilities:** | | |
| Furniture and equipment | 31 | 34 |
| Unrealized appreciation on investments | - | 377 |
| Gross deferred tax liabilities | 31 | 411 |
| Deferred tax asset, net | $ 3,203 | $ 1,668 |

PEPCO has a federal net operating loss carryforward of $5.4 million scheduled to expire between 2023 and 2027. PEPCO also has state net operating loss carryforwards of $5.9 million that are scheduled to expire between 2012 and 2026. Of these amounts, $.1 million of NOL's will be recognized in additional paid in capital when it serves to reduce taxes payable under the guidance in FAS 123R. A valuation allowance has been established to reduce the carrying amount of the deferred income tax assets related to the state net operating loss carryforwards to the amount that is expected to be realized.

Except as noted above, management has determined, based on earnings and future income, that it is more likely than not that the remaining deferred income tax assets recorded as of December 31, 2007 and 2006 will be realized. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented if necessary.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

| | For the Year Ended December 31, 2007 | 2006 |
|---|---|---|
| Statutory rate | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 6.7 | 6.9 |
| Adjustments to income tax accruals | 0.8 | (6.1) |
| Other permanent differences | 1.8 | 1.5 |
| Effective income tax rate | 44.3 % | 37.3% |

## 8. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PEPCO is subject to certain rules regarding minimum net capital. PEPCO operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

| | December 31, 2007 *(in thousands)* | 2006 |
|---|---|---|
| Aggregate indebtedness | $ 13,705 | $ 14,282 |
| Net capital | 7,448 | 5,464 |
| Ratio of aggregate indebtedness to net capital | 1.8 to 1 | 2.6 to 1 |

PEPCO's minimum required net capital at December 31, 2007 and 2006 based on its aggregate indebtedness on those dates, is $.9 million and $1.0 million, respectively.

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

## 9. General and Administrative Expenses

General and administrative expenses are comprised of the following:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | *(in thousands)* | |
| Administration and marketing fee | $ 45,171 | $ 24,532 |
| Fund accounting | 8,682 | 7,945 |
| Variable annuity distribution support | 3,979 | 5,806 |
| Distribution costs | 5,711 | 3,411 |
| Intercompany expense sharing | (101) | 3,076 |
| Computer services | 800 | 2,609 |
| Outside services | 704 | 2,191 |
| Rent | 1,298 | 1,987 |
| Travel, training and entertainment | 1,356 | 1,241 |
| Expense reimbursement | 3,786 | (877) |
| Sales meetings | 1,218 | 934 |
| Investment research fees | 13 | 1,090 |
| Marketing | 104 | 1,083 |
| Amortization of deferred commissions | 1,052 | 1,070 |
| Other | 3,203 | 3,217 |
| | $ 76,976 | $ 59,315 |

## 10. Other Related Party Transactions

### Intercompany Agreements and Transactions

PEPCO is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, PEPCO and PIC were allocated a total of $(.1) million and $3.1 million of expenses in 2007 and 2006, respectively.

PEPCO is party to marketing and administrative agreements with its affiliates, PXP, Engemann Asset Management (EAM); Seneca Capital Management, LLC (Seneca); Kayne Anderson Rudnick Investment Management, LLC; Euclid Advisors,LLC; Duff & Phelps Investment Management Co., and PZA. In 2007, fees of $45.2 million were paid from PIC to PXP and fees of $29.4 million were paid from PXP to PEPCO. Pursuant to these agreements, fees of $24.5 million were paid from PIC to PXP and fees of $15.6 million were paid from PXP to PEPCO in 2006.

In 2006, PIC was party to a separate marketing agreement with PXP Institutional Markets Group (PXPIMG) now named Goodwin Capital Advisors, Ltd., whereby PIC paid PXPIMG a fee for providing marketing services on non-affiliated institutional advisory accounts. In 2006, PIC incurred $.3 million of expenses for such services. In 2007, the marketing agreement was terminated; therefore PIC did not incur any expenses.

PIC is party to separate sub-advisory agreements with EAM, Seneca, Kayne and Zweig whereby PIC pays a sub-advisory fee for investment management services provided by EAM, Seneca, Kayne and Zweig for certain affiliated funds. In 2007 and 2006, PIC paid sub-advisory fees of $3.6 million and $8.0 million, respectively, for these services.

In August 2002, PEPCO agreed to waive the investment management fees related to Phoenix Life's Employee Retirement Plan until those fees accumulate to $2.5 million. As of December 31, 2007, the fees accumulated exceeded $2.5 million and PEPCO has received a total of $.9 million of fee revenue.

**Revenues**

PEPCO and its subsidiary manage assets and provide other investment advisory and distribution services to affiliated mutual funds, Phoenix Life and its subsidiaries, and other affiliated entities. Revenues earned from managing these assets are as follows:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | *(in thousands)* | |
| Management fees: | | |
| Affiliated mutual funds | $ 43,370 | $ 31,934 |
| Phoenix Life general account | - | 9,659 |
| Phoenix Life variable product separate accounts | 5,172 | 6,684 |
| Affiliated structured finance products | 524 | 768 |
| Total management fees | 49,066 | 49,045 |
| Distributor fees | 36,467 | 29,806 |
| Marketing fees | 29,436 | 15,575 |
| Fund accounting fees | 14,322 | 11,500 |
| Shareholder service agent fees | 6,466 | 5,767 |
| | $ 135,757 | $ 111,693 |

For 2006, PEPCO received management fees averaging approximately .074% of the net asset value of the Phoenix Life general account assets under management. PEPCO's transactions with affiliates comprised approximately 96% and 95% respectively, of operating revenues for each of the years ended December 31, 2007 and 2006.

**Receivables from Related Parties**

Receivables from related parties are as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | *(in thousands)* | |
| Distributor, fund accounting, and administrative fees | $ 6,163 | $ 7,035 |
| Expense sharing and subsidiary short-term advances due from affiliates | 60 | 2,312 |
| | $ 6,223 | $ 9,347 |

In addition, management fees receivable include $7.0 million and $8.6 million and concessions receivable include $.4 million and $.4 million as of December 31, 2007 and 2006, respectively, from related parties.

**Operating Expenses**

Phoenix Life provides certain administrative services at the request of PEPCO including payroll processing, purchasing, facility management, computer services, and other administrative support to PEPCO and its subsidiary. Additionally, certain of PEPCO's active and retired employees participate in Phoenix Life's multi-employer retirement and benefit plans (see Note 2). The expenses recorded by PEPCO for significant services provided by Phoenix Life are as follows:

| | For the Year Ended December 31, 2007 | For the Year Ended December 31, 2006 |
|---|---|---|
| | *(in thousands)* | |
| Computer services | $ 770 | 2,345 |
| Rent | 970 | 1,666 |
| Administrative fees | 1,220 | 726 |
| Professional fees | 32 | 1,394 |
| Equipment, rental and maintenance | 42 | 29 |
| Employee related charges: | | |
| Pension and savings plan | 717 | 1,445 |
| Healthcare and life insurance benefits | 1,102 | 1,199 |
| Other | 1,549 | 1,760 |
| | $ 6,402 | $ 10,564 |

PEPCO pays these charges based upon agreements with Phoenix Life. Computer services are based upon actual or specified usage. Other charges are based upon hourly rates, square footage or head count. PEPCO also reimburses Phoenix Life for employee related expenses paid by Phoenix Life.

Management believes that these charges are reasonable. Employee related charges are included in employment expenses and the other charges are included in general and administrative expenses in the Consolidated Statements of Income.

**Payables to Related Parties**

Payables to related parties are as follows:

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | *(in thousands)* | |
| Tax sharing with PNX and PXP | $ 4,567 | $ 3,595 |
| Payable to Phoenix Life | - | 660 |
| Subadvisory fees payable, net | 2,509 | 89 |
| Expense sharing and short-term advances due to affiliates | 1,417 | 476 |
| | $ 8,493 | $ 4,820 |

Subadvisory fees payable of $2.6 million and $.5 million as of December 31, 2007 and 2006, respectively, are net of $.1 million and $.4 million of marketing fees receivable, since these agreements are with the same affiliated parties.

In 2007, PEPCO did not receive dividends and return of capital from PIC. During 2006, PEPCO received a combined $4.0 million from PIC as dividends and return of capital.

In both 2007 and 2006, PEPCO paid dividends of $2.0 million to PXP.

Related party receivables and payables are reviewed monthly and are settled to the extent cash is available.

**11. Commitments and Contingencies**

PEPCO distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, PEPCO may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. PEPCO believes that the risk of loss is remote. In addition, PEPCO has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, PEPCO may also enter into contracts with other third parties pursuant to which the third parties provide services on behalf of PEPCO or PEPCO provides services on behalf of the third parties. In certain circumstances, PEPCO may agree to indemnify a third party.

The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PEPCO made no payments to third parties in 2007 and 2006, and has recorded no liabilities with regard to commitments as of December 31, 2007. PEPCO believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

## 12. Subsequent Event

On February 7, 2008, PNX announced their intention to spin off PXP by way of a dividend of PXP's stock to the PNX shareholders. PNX expects to complete the transaction in the third quarter of 2008. The impact of this transaction should not have a material impact on PEPCO.

# Phoenix Equity Planning Corporation

Schedule I

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

**Consolidating Statement of Financial Condition at December 31, 2007 (with comparative consolidated totals at December 31, 2006)**

**Additional Information**

*(in thousands)*

| | Phoenix Equity Planning Corporation | Phoenix Investment Counsel, Inc. | Consolidation Entries | Consolidated 2007 | Consolidated 2006 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and cash equivalents | $ 8,661 | $ 4,765 | | $ 13,426 | $ 10,219 |
| Investments in affiliated funds | 11,889 | | | 11,889 | 11,889 |
| Management fees receivable | | 7,165 | | 7,165 | 9,187 |
| Concessions receivable | 367 | | | 367 | 396 |
| Receivables from related parties | 8,709 | | $ (2,486) | 6,223 | 9,347 |
| Deferred commissions | 2,581 | | | 2,581 | 1,835 |
| Investment in subsidiary | 2,061 | | (2,061) | - | - |
| Prepaid expenses and other assets | 418 | 119 | | 537 | 846 |
| Furniture and equipment, net | 206 | | | 206 | 401 |
| Definite-lived intangible assets, net | | 226 | | 226 | 285 |
| Deferred tax asset, net | 2,304 | 899 | | 3,203 | 1,668 |
| Total assets | $ 37,196 | $ 13,174 | $ (4,547) | $ 45,823 | $ 46,073 |
| **Liabilities and Stockholder's Equity** | | | | | |
| Accrued compensation | $ 2,500 | $ 622 | | $ 3,122 | $ 6,262 |
| Accounts payable and accrued expenses | 2,454 | 1,762 | | 4,216 | 5,641 |
| Payables to broker-dealers | 6,852 | | | 6,852 | 8,315 |
| Payables to related parties | 2,250 | 8,729 | $ (2,486) | 8,493 | 4,820 |
| Total liabilities | 14,056 | 11,113 | (2,486) | 22,683 | 25,038 |
| **Stockholder's Equity** | | | | | |
| Common stock | 500 | | | 500 | 500 |
| Additional paid-in capital | 14,811 | 408 | (408) | 14,811 | 14,811 |
| Retained earnings | 7,829 | 1,653 | (1,653) | 7,829 | 5,724 |
| Total stockholder's equity | 23,140 | 2,061 | (2,061) | 23,140 | 21,035 |
| Total liabilities and stockholder's equity | $ 37,196 | $ 13,174 | $ (4,547) | $ 45,823 | $ 46,073 |

## Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
**Consolidating Statement of Income for the Year Ended December 31, 2007**
**(with comparative consolidated totals for the year ended December 31, 2006)**

**Schedule I**
(continued)
**Additional Information**

*(in thousands)*

| | Phoenix Equity Planning Corporation | Phoenix Investment Counsel, Inc. | Consolidation Entries | Consolidated 2007 | Consolidated 2006 |
|---|---|---|---|---|---|
| **Operating Revenues** | | | | | |
| Management fees | | $ 49,911 | | $ 49,911 | $ 50,937 |
| Marketing fees | $ 29,436 | | | 29,436 | 15,575 |
| Mutual fund administrative fees | 14,322 | | | 14,322 | 11,500 |
| Shareholder service agent fees | 7,385 | | | 7,385 | 6,882 |
| Distributor fees | 37,287 | | | 37,287 | 30,475 |
| Zweig administrative fees | 645 | | | 645 | 683 |
| Underwriter fees | 914 | | | 914 | 612 |
| Investment and other income | 679 | 312 | | 991 | 2,631 |
| Loss from consolidated subsidiary | (1,710) | | 1,710 | | |
| | 88,958 | 50,223 | 1,710 | 140,891 | 119,295 |
| **Operating Expenses** | | | | | |
| General and administrative expenses | 24,531 | 52,445 | | 76,976 | 59,315 |
| Employment expenses | 21,634 | 1,060 | | 22,694 | 27,750 |
| Commissions and finder's fees | 33,852 | | | 33,852 | 26,678 |
| | 80,017 | 53,505 | | 133,522 | 113,743 |
| Income (loss) before income taxes | 8,941 | (3,282) | 1,710 | 7,369 | 5,552 |
| Provision (benefit) for income taxes | 4,836 | (1,572) | | 3,264 | 2,071 |
| Net income (loss) | $ 4,105 | $ (1,710) | $ 1,710 | $ 4,105 | $ 3,481 |

# Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

**Computation of Net Capital Under Rule 15c3-1**

**December 31, 2007**

**Schedule II**

**Additional Information**

*(in thousands)*

**Net Capital**

| | | |
|---|---|---|
| Total stockholder's equity | | $ 23,140 |
| Less nonallowable assets: | | |
| Furniture and equipment, net | $ 206 | |
| Accounts receivable and other assets | 10,909 | |
| Net worth of consolidated subsidiary (Note B) | 2,061 | 13,176 |
| Net capital before specific reduction in the market value of securities | | 9,964 |
| Less securities haircuts pursuant to Rule 15c3-1 | | 2,516 |
| Net capital | | $ 7,448 |

**Aggregate Indebtedness**

| | |
|---|---|
| Total liabilities included in consolidated statement of financial condition | $ 22,683 |
| Liabilities of consolidated subsidiary (net of intercompany balances with parent of $2,329) | (8,784) |
| Difference resulting from offsetting various liability accounts against related assets | (194) |
| Aggregate indebtedness | $ 13,705 |
| Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $13,705) | $ 914 |
| Net capital in excess of minimum requirements ($7,448 - $914) | $ 6,534 |
| Ratio of aggregate indebtedness to net capital | 1.8 to 1 |

*(in thousands)*

**Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report**

No material differences exist between the amounts appearing above and the computation reported by PEPCO in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2007.

**Note B - Consolidated Subsidiary**

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2007 are as follows:

| | |
|---|---|
| Cash and cash equivalents | $ 4,765 |
| Receivables and other assets | 7,284 |
| Furniture and equipment, net | - |
| Definite-lived intangible asset, net | 226 |
| Deferred tax asset | 899 |
| | 13,174 |
| Accounts payable, accrued expenses and other liabilities | 11,113 |
| Net worth of consolidated subsidiary | $ 2,061 |

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

To the Board of Directors and Shareholder of
Phoenix Equity Planning Corporation:

In planning and performing our audit of the consolidated financial statements of Phoenix Equity Planning Corporation (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END